                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      Information to be Included in Statements Filed Pursuant to 13d-1(a)
               and Amendments Thereto Filed Pursuant to 13d-2(a)
                               (Amendment No.  )*


                        ITT Educational Services, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
    ----------------------------------------------------------------------
                        (Title of Class of Securities)


                                 45068B 10 9
               -----------------------------------------------
                                (CUSIP Number)

                                Alan M. Schnaid
                    Vice President and Corporate Controller
                   Starwood Hotels & Resorts Worldwide, Inc.
          2231 East Camelback Road, Suite 400, Phoenix, Arizona 85016
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               February 23, 1997
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page)


                             (Page 1 of 6 Pages)

                                 SCHEDULE 13D

CUSIP NO. 45068B 10 9                                      PAGE  2  OF  6  PAGES
          -----------                                           ---    ---

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Starwood Hotels & Resorts Worldwide, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     BK, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         22,500,000
    NUMBER OF       ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH              22,500,000
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 45068B 10 9                                      PAGE  3  OF  6  PAGES
          -----------                                           ---    ---

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ITT Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER -

                         22,500,000
    NUMBER OF       ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH              22,500,000
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 4 of 6


        This statement on Schedule 13D (the "Statement") relating to the common stock, par value $.01 per share ("ESI Common Stock"), of ITT Educational Services, Inc. is being filed by Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation. ITT Corporation has previously reported its ownership in the securities covered by this Statement on its statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 17, 1995, as amended by Amendment No. 1 thereto, filed with the Commission on March 14, 1995, Amendment No. 2 thereto, filed with the Commission on July 22, 1997, and Amendment No. 3 thereto, filed with the Commission on November 19, 1997. Beginning with this Statement, ITT Corporation will report its ownership in ESI Common Stock in this Statement and any amendments hereto.

ITEM 1. SECURITY AND ISSUER.

        Common Stock, $.01 par value, of ITT Educational Services, Inc. ("ESI"), 5975 Castle Creek Parkway, N. Drive, Indianapolis, IN 46250.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this statement are (1) Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation"), whose principal business office is located at 2231 East Camelback Road, Suite 400, Phoenix, Arizona 85016 and (2) ITT Corporation, a Nevada corporation and a wholly owned subsidiary of the Corporation ("ITT"), whose principal business office is located at 1330 Avenue of the Americas, New York, New York 10019. The Corporation is a hotel management and operating company, whose shares of common stock are paired with and trade together as a unit with shares of beneficial interest (together, "Paired Shares") of Starwood Hotels & Resorts (the "Trust" and, together with the Corporation, "Starwood Hotels"), a real estate investment trust. The Corporation leases properties from the Trust and operates them directly, through its subsidiaries or through third party management companies. The information with respect to the directors and executive officers of the Corporation is set forth on Appendix A attached hereto, and incorporated herein by reference. The information with respect to the directors and executive officers of ITT is set forth on Appendix B attached hereto, and incorporated herein by reference.

        Neither the Corporation nor ITT has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor, to the knowledge of the Corporation and ITT, has anyone listed in the attached Appendices A and B been convicted in such a proceeding.

        To the knowledge of the Corporation and ITT, during the past five years, none of the Corporation, ITT or any of the persons listed on the attached Appendices A and B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 23, 1998, Chess Acquisition Corp., a subsidiary of the Corporation ("Merger Sub"), merged with ITT (the "Merger") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 (the "Merger Agreement") among the Corporation, Merger Sub, the Trust and ITT. Under the terms of the Merger Agreement, each outstanding share of common stock, no par value, of ITT ("ITT Common Stock"), together with the associated right to purchase shares of Series A Participating Cumulative Preferred Stock of ITT (the "Rights" and, together with the ITT Common Stock, "ITT Shares"), other than those that were converted into cash pursuant to a cash election by the holder (and other than ITT Shares owned directly or indirectly by ITT or Starwood Hotels, which shares were cancelled), was converted into 1.543 Paired Shares. Pursuant to cash election procedures, approximately 35,195,664 ITT Shares, representing approximately 30% of the outstanding ITT Shares, were converted into $85 in cash per share. In addition, each ITT Share was converted into additional cash consideration in the amount of $.37493151, which amount represents the interest that would accrue (without compounding) on $85 at an annual rate of 7% during the period from and including January 31, 1998 to but excluding the date of the closing (February 23, 1998). As a result of the Merger, the Corporation became the beneficial owner of the 22,500,000 shares of ESI Common Stock held by ITT.

        Starwood Hotels borrowed the cash portion of the consideration under a $3.1 billion credit facility co-administered by Bankers Trust Company and The Chase Manhattan Bank and co-syndicated by Lehman Commercial Paper Inc. and Bank of Montreal and a $2.5 billion senior secured increasing rate note facility arranged by Lehman Commercial Paper Inc., co-syndicated by BT Alex. Brown Incorporated and Chase Securities, Inc. and for which NationsBank, N.A. serves as documentation agent. In addition, as a source of cash to fund the exercise of previously outstanding stock appreciation rights by certain ITT executives, Starwood Hotels entered

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 5 of 6


into a $250 million private placement of Paired Shares with Lehman Brothers Inc., Merrill Lynch & Co. and NationsBank Montgomery Securities. This private placement was a "forward spot" sale of approximately 4.6 million Paired Shares. The transaction will settle within a one-year term, at Starwood Hotels' elections based on the market price of Paired Shares at the time of settlement.

ITEM 4. PURPOSE OF TRANSACTION.

        As a result of the Merger, the Corporation became the beneficial owner of the 22,500,000 shares of ESI Common Stock held by ITT. The Corporation has previously announced that it is exploring a range of disposition strategies for ESI. To that end, on February 13, 1998, ESI filed with the Commission a registration statement on Form S-3 (the "Registration Statement") for an underwritten public offering of 11,000,000 shares of the ESI Common Stock held by ITT. The Registration Statement also covers an additional 1,650,000 shares of the ESI Common Stock held by ITT to cover over-allotments, if any.

        At the time the Merger was consummated, four of the ten members of the Board of Directors of ESI (the "ESI Board") resigned, effective February 23, 1998. On February 25, 1998, the remaining members of the ESI Board elected Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to fill the vacancies created by the foregoing resignations and to serve as directors of ESI for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meetings of stockholders of ESI, respectively, and until such director's successor is duly elected and qualified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        ITT owns 22,500,000 shares (83.3%) of ESI Common Stock. The Corporation is not the record owner of any of ESI's capital stock.

        ITT has sole power with respect to the voting and disposition of such securities. The Corporation does not have any such power other than in its current capacity as parent of ITT.

        There have been no transactions by ITT or the Corporation in the securities of ESI during the past sixty days.

        To the knowledge of ITT and the Corporation, no executive officer or director of ITT or the Corporation (a) owns any shares of ESI Common Stock;
(b) has a right to acquire shares of ESI Common Stock; or (c) has engaged in any transaction in ESI Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        2.1 Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 among Starwood Hotels & Resorts Worldwide, Inc., Chess Acquisition Corp., Starwood Hotels & Resorts and ITT Corporation (incorporated by reference to Exhibit 2.1 to Starwood Hotels' Joint Current Report on Form 8-K dated November 13, 1997).

       10.1 Credit Agreement (the "Credit Agreement") dated as of February 23, 1998 among Starwood Hotels & Resorts, SLT Realty Limited Partnership, Starwood Hotels & Resorts Worldwide, Inc., Chess Acquisition Corp. (and ITT Corporation as its successor by merger), certain additional borrowers, various lenders, Bankers Trust Company and The Chase Manhattan Bank, as Administrative Agents, and Lehman Commercial Paper Inc. and Bank of Montreal, as Syndication Agents.

       10.2  First Amendment dated as of March 3, 1998 to the Credit Agreement




                               *  *  *  *  *  *

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 6 of 6


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 5, 1998.

STARWOOD HOTELS & RESORTS                       ITT CORPORATION
     WORLDWIDE, INC.



By:  /s/ Alan M. Schnaid                        By:  /s/ Alan M. Schnaid
    ----------------------------------------        ---------------------------
     Alan M. Schnaid                                Alan M. Schnaid
     Vice President and Corporate Controller        Vice President, Controller
                                                      and Assistant Secretary

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 5 of Appendix A



                                  APPENDIX A

             DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION


(I)     (a)   Name:

              Juergen Bartels (Director)

        (b)   Business Address:

              The Westin Building
              2001 Sixth Avenue
              Seattle, Washington 98121

        (c)   Present Principal Occupation or Employment:

              Chief Executive Officer of Westin Hotel Company, a subsidiary of the Corporation

        (d)   Citizenship:

              Germany


(II)    (a)   Name:

              Jonathan D. Eilian (Director)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Managing Director of Starwood Capital Group, L.L.C.

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 2 of 5 of Appendix A

(III)   (a)   Name:

              Bruce M. Ford (Director)

        (b)   Business Address:

              Ford Management Corporation
              104 East Park Drive, Suite 300
              Brentwood, Tennessee 37027

        (c)   Present Principal Occupation or Employment:

              President of F.K.B. Management Corporation, hotel and restaurant management companies; President of Ford Management Corporation, a hotel/motel management and development company; and member of Gibson 25 Associates, LLC, a hotel developer.

        (d)   Citizenship:

              United States


(IV)    (a)   Name:

              Graeme W. Henderson (Director)

        (b)   Residence Address:

              1777 La Cresta Drive
              Pasadena, California 91103

        (c)   Present Principal Occupation or Employment:

              Private Investor

        (d)   Citizenship:

              United States


(V)     (a)   Name:

              Earle F. Jones (Director)

        (b)   Business Address:

              MMI Hotel Group
              1000 Red Fern Place
              Flowood, Mississippi 39208

        (c)   Present Principal Occupation or Employment:

              Co-Chairman of MMI Hotel Group/Dining Systems, a hotel company

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 3 of 5 of Appendix A

(VI)    (a)   Name:

              Michael A. Leven (Director)

        (b)   Business Address:

              U.S. Franchise Systems, Inc.
              13 Corporate Square, Suite 250
              Atlanta, Georgia 30329

        (c)   Present Principal Occupation or Employment:

              Chairman of the Board, President and Chief Executive Officer of U.S. Franchise Systems, a hotel franchising and development company

        (d)   Citizenship:

              United States


(VII)   (a)   Name:

              Daniel H. Stern (Director)

        (b)   Business Address:

              Reservoir Capital Group, L.L.C.
              153 East 53rd Street, 43rd Floor
              New York, New York 10022

        (c)   Present Principal Occupation or Employment:

              President of Reservoir Capital Group, L.L.C., a New York based investment management firm

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 4 of 5 of Appendix A

(VIII)  (a)   Name:

              Barry S. Sternlicht (Chairman of the Board of Directors)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

        (d)   Citizenship

              United States


(IX)    (a)   Name:

              Barry S. Volpert (Director)

        (b)   Business Address:

              Goldman Sachs International Limited
              Peterborough Court
              133 Fleet Street, 7th Floor
              London, England 3C4A 2BB

        (c)   Present Principal Occupation or Employment:

              Managing Director in the Principal Investment Area of Goldman, Sachs & Co.

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 5 of 5 of Appendix A

(X)     (a)   Name:

              Daniel W. Yih (Director)

        (b)   Business Address:

              c/o Chilmark Partners
              875 North Michigan Avenue, #2100
              Chicago, Illinois 60611

        (c)   Present Principal Occupation or Employment:

              General Partner of Chilmark Partners, L.P., an investment firm

        (d)   Citizenship:

              United States


(XI)    (a)   Name:

              Theodore W. Darnall (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              2231 East Camelback Road, Suite 400
              Phoenix, Arizona 85016

        (c)   Present Principal Occupation or Employment:

              Executive Vice President and Chief Operating Officer of the Corporation

        (d)   Citizenship:

              United States


(XII)   (a)   Name:

              Alan M. Schnaid (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              2231 East Camelback Road, Suite 400
              Phoenix, Arizona 85016

        (c)   Present Principal Occupation or Employment:

              Vice President and Controller of the Corporation

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 2 of Appendix B


                                   APPENDIX B

                    DIRECTORS AND EXECUTIVE OFFICERS OF ITT


(I)     (a)   Name:

              Peter G. Boynton (Director and Executive Officer)

        (b)   Business Address:

              Caesars World, Inc.
              3800 Howard Hughes Parkway
              Suite 1600
              Las Vegas, Nevada 89109

        (c)   Present Principal Occupation or Employment:

              President and Chief Executive Officer of Caesars World, Inc., a subsidiary of ITT

        (d)   Citizenship:

              United States


(II)    (a)   Name:

              Barry S. Sternlicht (Director)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

        (d)   Citizenship

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 2 of 2 of Appendix B


(III)   (a)   Name:

              Alan M. Schnaid (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              2231 East Camelback Road, Suite 400
              Phoenix, Arizona 85016

        (c)   Present Principal Occupation or Employment:

              Vice President and Controller of the Corporation

        (d)   Citizenship:

              United States


(IV)    (a)   Name:

              Richard S. Ward (Executive Officer)

        (b)   Business Address:

              ITT Corporation
              1330 Avenue of the Americas
              New York, New York 10019-5490

        (c)   Present Principal Occupation or Employment:

              Executive Vice President and General Counsel of ITT

        (d)   Citizenship:

              United States

(V)     (a)   Name:

              Daniel P. Weadock (Executive Officer)

        (b)   Business Address:

              ITT Sheraton Corporation
              60 State Street
              Boston, Massachusetts 02109

        (c)   Present Principal Occupation or Employment:
              President and Chief Executive Officer of ITT Sheraton Corporation, a subsidiary of ITT

        (d)   Citizenship:

              United States